Exhibit 99.1

Media Release

Planegg/Munich, June 22, 2019

MorphoSys Presents Primary Analysis Data from L-MIND Study of Tafasitamab (MOR208) in combination with Lenalidomide in r/r DLBCL at ICML 2019

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) today presented data from the primary analysis (cut-off date November 30, 2018) of the ongoing single-arm phase 2 clinical trial known as L-MIND in an oral presentation at the 15th International Conference on Malignant Lymphoma (ICML) in Lugano, Switzerland.

The L-MIND study enrolled patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL), who are ineligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). The primary analysis data reported today included 80 patients enrolled into the trial who had received tafasitamab and lenalidomide and had been followed-up as per protocol for at least one year. Efficacy results in this update are based on response rates assessed by an independent review committee for all 80 patients. Patients enrolled had a median age of 72 years and had received a median of two prior treatment lines.

The primary endpoint, defined as best objective response rate (ORR) compared to published data on the respective monotherapies, has been met. The ORR was 60% (48 out of 80 patients), and the complete response (CR) rate was 43% (34 out of 80 patients). 82% of the CRs were PET (positron emission tomography)-confirmed. The median progression-free survival (mPFS) was 12.1 months with a median follow-up of 17.3 months. Responses were durable with a median duration of response (mDoR) of 21.7 months. Median overall survival (mOS) was not reached (NR) (95% CI 18.3 months - NR) with a median follow-up time of 19.6 months. The 12-month OS rate was 73.3%.

Efficacy parameters, such as response rates, showed comparable results in most patient subgroups of interest, including rituximab refractory versus non-refractory and primary refractory versus non-primary refractory, amongst others.

The L-MIND treatment combination was generally well tolerated in this study; infusion-related reactions (IRRs) for tafasitamab were reported for only 6% of the patients and were limited to grade 1. The most frequent treatment-emergent adverse events (TEAEs) with a toxicity grading of 3 or higher were neutropenia in 48%, thrombocytopenia in 17%, and anemia in 7% patients each. Treatment-related serious adverse events (SAEs) occurred in 15 (18.5%) patients, the majority of which were infections or neutropenic fever. 37 (43%) patients required dose reduction with lenalidomide, 62 patients (78%) could stay on a daily lenalidomide dose of 20 mg or higher.

”We are very pleased by the results from the primary analysis of the L-MIND study and are especially encouraged by the durability of the responses and the OS that we are seeing”, commented Dr. Malte Peters, Chief Development Officer of MorphoSys AG. „If approved, we believe that with tafasitamab in combination with lenalidomide we can offer a chemo-free treatment option to patients with r/r DLBCL who are ineligible for HDC and ASCT. We remain highly committed to completing the submission of a BLA to the FDA by end of this year.”

“The results from the L-MIND study presented today at the ICML meeting in Lugano are very encouraging. We are particularly pleased to see such a high complete response rate and a prolonged response duration, which is unusual in this population of relapsed or refractory DLBCL. The number of patients on this study with a complete remission was 43%; the probability that these patients remain in remission 21 months after they started treatment was 93% based on Kaplan Meier analysis of DoR”, commented Professor Gilles Salles, Chair of the Clinical Hematology Department at the University of Lyon, France, and lead investigator of L-MIND.

L-MIND is designed to investigate the antibody tafasitamab in combination with lenalidomide in patients with r/r DLBCL who are not eligible for high-dose chemotherapy and autologous stem cell transplantation. Tafasitamab is an investigational humanized Fc-enhanced monoclonal antibody directed against CD19 and is currently in clinical development in blood cancer indications.

Details about the presentation on L-MIND data at ICML 2019:

Abstract publication number: 124

Session name: Session 11 – New Drug Combinations

Session date and time: Saturday, June 22, 2019, 08:30am-10:00am CEST

Presentation time: 08:30am CEST

Venue: Lugano Convention Centre (Palazzo dei Congressi), Room A and B; Lugano, Switzerland

MorphoSys will host a “Meet the Team” event in New York on June 25, 2019, 10:00am EDT (3:00pm BST, 4:00pm CEST). The presentation, a live webcast and a replay of the webcast will be made available at http://www.morphosys.com.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com